UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: March 2021

Commission file number: 001-38610

SAFE-T GROUP LTD.

(Translation of registrant’s name into English)

8 Abba Eban Ave.

Herzliya, 4672526 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

Attached hereto and incorporated by reference herein is the Registrant’s press release issued on March 1, 2021, titled “Safe-T Launches Next Generation ZoneZero™ v5.0, the Most Advanced Zero Trust Network Access Solution in the Market”.

The first paragraph and the section titled “Forward-Looking Statements” in the press release attached as Exhibit 99.1 are incorporated by reference into the registration statements on Form S-8 (File No. 333-233510, 333-239249 and 333-250138) and Form F-3 (File Nos. 333-233724, 333-235367, 333-235368, 333-236030, 333-233976 and 333-237629) of the Registrant, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.	Description

99.1	Press release issued by Safe-T Group Ltd. on March 1, 2021, titled “Safe-T Launches Next Generation ZoneZero™ v5.0, the Most Advanced Zero Trust Network Access Solution in the Market”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Safe-T Group Ltd. (Registrant)

By	/s/ Hagit Gal
Name:	Hagit Gal
Title:	Corporate Legal Counsel

Date: March 1, 2021

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